GREENSHIFT CORPORATION
                                 One Penn Plaza
                                   Suite 1612
                               New York, NY 10119

                                                     July 13, 2009

Via EDGAR
Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

             Re:  GreenShift Corporation
                  Preliminary Information Statement on Schedule 14C Filed June 12, 2009
                  File No. 000-50469

Dear Ms. Long:

     I am writing in response to your letter to dated July 7, 2009. The Staff's comments are repeated below in bold italics.

     GreenShift is today filing an amendment to its Preliminary Information Statement, which reflects GreenShift's response to the Staff's comments. We are sending a marked copy of the amendment by fax to Jessica Kane of your staff.

Amendment of the Certificate of Incorporation to Increase the Authorized
Common Stock,    page 3
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     1.   On page 4, we note that the  Company  has  approximately  4.5  billion shares  of  common  stock  issuable  pursuant  to  various  derivative
          securities.   Since  the  Company  has  amended  its   Certificate  of
          Incorporation to increase the number of authorized shares of common stock to 10 billion shares, please discuss in more detail the Company's intended use of these additional shares, including whether the Company has any current plans to undertake any of the actions listed on page 4. We note the statement that management has not entered into any commitment to issue any shares except upon conversion of the debentures.

1.   As requested,  we have amended the  disclosure on pages 4 and 5 to disclose
     (a) that management has no current plans to use any of the additional shares and (b) that the authorization of 10 billion shares is necessitated primarily by the adjustable conversion rate on the debentures.

     2. Please disclose the information required by Item 11(d) of Schedule 14A, specifically the general effect the authorization of these shares will have on the rights of the existing shareholders and the material terms of any agreements between the Company and its creditors, including YA Global Investments, L.P., under which the Company may repay all or a portion of its debt by converting the debt into shares of the Company's common stock.

2. As requested, we have amended the disclosure on page 5 of the 14C to disclose the general effect that the authorization of the shares may have on the rights of existing shareholders. There are no agreements between the Company and any of its creditors under which the Company may repay all or a portion of its debt by converting the debt into shares of the Company's common stock.


                                 ACKNOWLEDGEMENT

     The undersigned, as Chief Executive Officer of GreenShift Corporation, hereby acknowledges that:

     - GreenShift is responsible for the adequacy and accuracy of the disclosure in the filing;

     - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - GreenShift may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                     Yours,

                                     /s/ Kevin Kreisler
                                     -------------------------------------------
                                         Kevin Kreisler, Chief Executive Officer